UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 21, 2017

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No** <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No** <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No** <u>X</u>

Enclosure: Press release **ANGLOGOLD ASHANTI SEES STRONG Q2 OPERATING RECOVERY; PROJECTS ALL ON TRACK**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

21 August 2017

NEWS RELEASE

AngloGold Sees Strong Q2 Operating Recovery; Projects All on Track

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti achieved a strong second-quarter operating recovery, set new safety records and kept all of its brownfield projects on budget and on schedule, as it delivered gold production of 1.748Moz for the first half of the year. The Company also maintained its full-year cost and production guidance.

"We saw an exceptionally strong operational recovery in the second quarter after a slow start to the year, and we achieved that whilst setting new safety benchmarks across our portfolio," Chief Executive Officer Srinivasan Venkatakrishnan said. "Our brownfield projects are on budget and on schedule, and we are working diligently to maintain this strong momentum through the rest of the year. We continue to focus on our long-term strategy of improving the underlying quality of our portfolio through investment in high-return projects and removal of loss-making ounces."

Production was 1.748Moz at a total cash cost of $796/oz for the six months ended 30 June 2017, compared to 1.745Moz at $706/oz in the first half of last year. All-in Sustaining Costs (AISC) for the six months ended 30 June 2017 were $1,071/oz compared to $911/oz in the first half of last year, reflecting the impact of stronger operating currencies, lower grades, cost inflation and the planned increase in sustaining-capital expenditure.

AngloGold Ashanti has significantly increased capital expenditure in the first half of 2017, investing in a slate of self-funded, high-return brownfields projects at its International Operations, to improve the quality of its portfolio by extending mine lives and improving margins. The company has also taken steps to remove loss-making ounces from some of its older mines.

Capital expenditure (including equity accounted investments) rose 43%, from $318m in the first half of last year, to $454m for the six months ended 30 June 2017. The increase was largely due to increased spend on asset improvements aimed at improving mine lives and costs profiles across the portfolio.

For the first time ever, three back-to-back quarters passed with no fatal accident at any of the Company's operations, including its ultra-deep South African mines which registered 339 days fatality-free at the end of June 2017. Every operation surpassed a million fatality-free shifts.

Yatela, Geita, Iduapriem, Obuasi, La Colosa, Gramalote, Quebradona and Greenfields Exploration ended the second quarter with no injuries at all.

Group production in the first six months of 2017 was marginally higher than in the first six months of last year. The slow production from the South African operations was offset by another strong performance from the International Operations, with Siguiri achieving a 25% increase in production due to higher grades. Iduapriem, Kibali, Tropicana and AGA Mineração also reported solid performances. The Company recovered from the first quarter underperformance, with second quarter production increasing 11% to 918,000oz, from 830,000oz in the first quarter.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $610m for the first six months of 2017, down 22% from $781m for the first half of last year. The Adjusted EBITDA excluded the impact of the South African redundancy costs and impairments but included the impact of the estimated provision in respect of the silicosis class-action and related costs of $63m. The ratio of net debt to Adjusted EBITDA at 30 June 2017 was 1.56 times compared with 1.44 times at 30 June 2016. The current net debt to Adjusted EBITDA ratio falls well below the covenant ratio of 3.5 times which applies under the company's revolving credit facility agreements (RCFs), highlighting the success of AngloGold Ashanti's continued efforts to maintain financial flexibility.

Full-Year Guidance*

The guidance for the full year remains unchanged as follows:

- o Production between 3.6Moz and 3.75Moz;
- o Capital expenditure between $950m and $1,050m;
- o Total cash costs between $750/oz and $800/oz; and
- o AISC between $1,050/oz and $1,100/oz, assuming average exchange rates against the US dollar of 13.20ZAR (Rand), 3.20BRL (Brazil Real), 0.77AUD (Aus$) and 16.75ARS (Argentina Peso), with oil at $48/bl on average for the year.

*Production, overhead and cost estimates assume neither labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, filed with the United States Securities and Exchange Commission.

Ends

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

CONTACTS

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481
	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031
	sbailey@anglogoldashanti.com
General inquiries	media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031
	sbailey@anglogoldashanti.com

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 21, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance